Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Archimedes Tech SPAC Partners Co. (the “Company”) on Form S-1 of our report dated January 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Archimedes Tech SPAC Partners Co. as of January 4, 2021 and for the period from September 15, 2020 (inception) through January 4, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 12, 2021